



NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

February 19, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated February 15, 2007: MMC Norilsk Nickel' social efficiency is second to none

2. Information on the Quarterly Report publication dated February 14, 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel



NORILSK NICKEL

15.02.2007

MMC Norilsk Nickel's social efficiency is second to none

MMC Norilsk Nickel was named The Russian organization of high social efficiency – 2006. In the contest of the same name, this is the highest award for organizations continuously winning in its most important nominations.

The Diploma of Honor was handed to Olga Golodets, Deputy General Director of MMC Norilsk Nickel, by Alexander Zhukov, Chairman of the Steering Committee and Vice Chairman of the Russian government.

"Responsible social policy becomes today an inherent part of business for the majority of large Russian companies, and I am very pleased that the achievements of our company in this area were recognized at such a high level", said Olga Golodets.

According to O. Golodets, MMC Norilsk Nickel is a regular participant in this contest. "Its idea emphasizes the importance of socially responsible business for the state and society, and this is a motivation for all companies to operate in compliance with the policy of social responsibility. The contest also helps to promulgate best experience and innovative technology in such extremely important fields of corporate performance as human relations and social policy".

The contest has been organized every year at the behest of the government of the Russian Federation since 2000. Its Steering Committee and Jury are composed of representatives from federal ministries and departments, union of employers and associations of trade unions. The main goal is to direct attention of corporate managers to social problems, showing by the example of its winners how this work may be performed.

More than 900 organizations took part in this year's contest, including 64 large miners and metal producers.

INFORMATION ON THE QUARTERLY REPORT PUBLICATION

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1 Name of the disclosed document: ***The Issuer's 4Q2006 Quarterly Report.***
2.2 Date of the Report publication on the Issuer's website: ***February 14, 2007.***
2.3 Distribution of copies of the Issuer's Quarterly Report: ***copies of the Issuer's Quarterly Report are available to interested parties in accordance with the provisions of the Russian laws.***

Representative of MMC Norilsk Nickel
(Power of Attorney № ГМК-115/70-нш of 27.12.2006)

Usanov D.A.

February 14, 2007

END